NEWS RELEASE

TSX
Trading Symbol: BZA

AMERICAN BONANZA RESTRUCTURES LOAN FACILITY

May 13, 2005 – AMERICAN BONANZA GOLD CORP. (TSX: BZA) (“Bonanza”) is pleased to announce that it has entered into an agreement with an effective date of April 1, 2005 (the “Agreement”) with Stonegate Management Ltd. (“Stonegate”), a company operating at arms length to Bonanza, to revise the terms of a US$1.0 million loan made by Stonegate to Bonanza’s subsidiary, International Taurus Resources Inc. In connection with the restructuring of the loan, Stonegate has agreed to reduce the net profits interest it holds over Bonanza’s Fenelon project to 2%, down from 6%.

Pursuant to the Agreement, Bonanza will repay US$400,000 of the principal and approximately US$232,000 in outstanding interest on the loan through the issue of approximately 1.2 million common shares at a deemed price of $0.65 per common share. All shares issued pursuant to this transaction will be subject to resale restrictions on a quarterly basis on a non-cumulative basis over a twelve month period.

In addition, Bonanza has the right to repay the balance of the loan at any time, and must repay the loan upon the earlier of its next equity or debt financing, and December 1, 2005. As additional consideration, Bonanza has agreed to extend the expiry of 600,000 warrants held by Stonegate, which currently expire December 1, 2005, to December 1, 2007. Each warrant entitles Stonegate to acquire one common share of Bonanza, at a price of $1.50 per share. None of the warrants are held by insiders of Bonanza.

Closing of the transaction is currently scheduled for on or before May 31, 2005. The amendment to the warrants will be effective upon closing.

In other news William Bird, Vice President, Canadian Operations, has advised Bonanza that he will be resigning, effective May 15, 2005 to pursue other interests. Joe Kircher, Chief Operating Officer, has assumed Mr. Bird’s duties and will oversee the Company’s prospective Canadian asset portfolio.

For additional information about Bonanza please visit www.americanbonanza.com

AMERICAN BONANZA GOLD CORP

Brian Kirwin
President and Chief Executive Officer

For further information call:
Giulio T. Bonifacio (604) 699-0023
Wayne Marsden, toll free 877-366-4464